Exhibit 99.5

NICE Fizzback Voice of the Customer Solution Selected by Virgin
Money to Enhance Customer Experience

The NICE solution will help Virgin Money solicit customer feedback in order to achieve a richer understanding of its customers and improve service operations

Ra’anana, Israel, March 27, 2013 – NICE Systems (NASDAQ: NICE) today announced that the NICE Fizzback Voice of the Customer (VoC) solution has been selected by Virgin Money to improve customer loyalty and satisfaction. Using the NICE solution, the company will be able to gain real-time insights into customer preferences and act upon these insights in order to deliver a better customer experience.

NICE Fizzback offers a closed-loop solution that enables Virgin Money to gather customer feedback via SMS, email and IVR surveys in order to analyze customer experience across various touch points, including its contact center, stores, website, and lounges. Virgin Money can break down the information gathered according to various parameters to develop a richer understanding of its customer base, identify strategic business opportunities, and improve service operations.

Virgin Money will also be able to use the information to provide feedback to customer service agents in order to improve first contact resolution and improve operational efficiencies in its contact center. For example, the feedback solution might reveal that certain agents require greater knowledge about mortgages in order to more quickly resolve customer issues. By nurturing performance improvement, Virgin Money can enhance both the customer experience and employee engagement.

“We want to build a better kind of bank that offers customers distinctive value and empowers our employees to deliver better service,” said Brian Brodie, Customer and Distribution Director at Virgin Money. “The NICE Fizzback solution will help us to continually enhance our service and build stronger brand loyalty by listening to customers and taking proactive measures to deliver a better experience for them based on their feedback.”

“We are pleased to cultivate our relationship with the Virgin group,” said Guy Yaniv, General Manager of NICE Customer Experience Management Solutions. “Virgin Money already stands out as a first-class service provider in the banking industry. The NICE solution will enable the company to derive high-level insights into its operations, which it can use to further enhance this position.”

About Virgin Money
Virgin Money provides savings, mortgages, credit cards, pensions, and investment and protection products to over four million customers. Virgin Money’s business ambition is to make everyone better off. This philosophy underpins its approach to business by offering good value to customers, treating employees well, making a positive contribution to society, and delivering a profit to shareholders. Virgin is the official sponsor of the London Marathon, the biggest annual fundraising event in the world. Virgin Money leads the London Marathon sponsorship with the ambition to help runners raise £¼ billion over five years and will use its infrastructure, online capability and financial expertise to deliver that through Virgin Money Giving.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Yaniv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.